

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Shane S. Mitchell
Chief Financial Officer, Secretary and Treasurer
Texas Republic Capital Corporation
13215 Bee Cave Pkwy, Ste A120
Austin, TX 78738

> **Re: Texas Republic Capital Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2023**
> **File No. 000-55621**

Dear Shane S. Mitchell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Disclosure Review Program